Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

XWELL, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, XWELL, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is XWELL, Inc. The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was January 9, 2006, under the name of Vringo, Inc. The name of the Corporation was changed to FORM Holdings Corp. by filing a Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware on May 5, 2016. The name of the Corporation was changed to XpresSpa Group, Inc. by filing a Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware on January 5, 2018. The name of the Corporation was changed to XWELL, Inc. by filing an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on October 24, 2022.

2.        The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The amendment amends the Amended and Restated Certificate of Incorporation of the Corporation as follows:

Article IV of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended by adding the following Sections 4 and 5 thereto:

“4. Upon effectiveness of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation (the “Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time shall be reclassified as, and shall be combined and changed into, a smaller number of shares such that each eight (8) to twenty (20) shares of issued Common Stock immediately prior to the Effective Time shall be reclassified into and become one share of Common Stock, the exact reverse split ratio within such 8-to-20 range to be determined by the Board of Directors of the Corporation and publicly announced by the Corporation prior to the Effective Time.

Notwithstanding the immediately preceding sentence, no fractional shares shall be issued as a result of the reverse stock split. Instead, any stockholder who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification shall be entitled to receive a cash payment equal to the product of such resulting fractional interest in one share of Common Stock multiplied by the closing trading price of Common Stock on the Nasdaq Capital Market on the trading day immediately following the Effective Time. Notwithstanding the foregoing, the Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the reverse stock split or cash in lieu of fractional shares, if any, unless and until the certificates evidencing the shares held by a holder prior to the reverse stock split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

5. Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified (as well as the right to receive a cash payment in lieu of a fractional share of Common Stock), provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified (including the right to receive a cash payment in lieu of a fractional share of Common Stock).”

This Certificate of Amendment shall be effective on September 27, 2023 at 5:00 Eastern Time.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this 26th day of September, 2023.

XWELL, INC.

By:	/s/ Scott R. Milford
Name:	Scott R. Milford
Title:	Chief Executive Officer